UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Belmont Bancorp.

(Name of Issuer)

Common Shares, par value $0.25 per share

(Title of Class of Securities)

08016210

(CUSIP Number)

Wilbur R. Roat

Belmont Bancorp.

325 Main Street

Bridgeport, Ohio 43912

(740) 695-3323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 08016210.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Sky Financial Group, Inc., EIN #: 34-1372535
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable (this filing is not due to a purchase of stock – see Item 3).
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 27,400 8. Shared Voting Power 1,877,414 9. Sole Dispositive Power 27,400 10. Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,877,414
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.9%
14.	Type of Reporting Person (See Instructions) HC, CO

DISCLAIMER

Excepting the 26,900 shares owned directly by Sky (defined below) and the 500 shares beneficially owned by Sky’s directors and executive officers, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sky or any entity or individual listed in Item 2 below or on Schedule A hereto that Sky or any such entity or individual is the beneficial owner of any of the common shares of Belmont Bancorp. covered by a voting agreement referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This statement relates to the common shares, par value $0.25 per share (“Common Shares”) of Belmont Bancorp., an Ohio corporation which is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (“Belmont Bancorp”). The principal executive offices of Belmont Bancorp are located at 325 Main Street, Bridgeport, Ohio 43912.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Sky Financial Group, Inc., an Ohio corporation which is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (together with its affiliates, collectively, “Sky”). The principal executive offices of Sky are located at 221 South Church Street, Bowling Green, Ohio 43402. As of the date of this Schedule 13D, Sky provides diversified financial services including banking, insurance, investment and trust services. Sky’s commercial banking affiliate is Sky Bank, Salineville, Ohio. Sky’s other financial services affiliates include Meyer & Eckenrode Insurance Group, Inc., Canonsburg, Pennsylvania; M&E Investment Group, Inc., Pittsburgh, Pennsylvania; Sky Insurance, Inc., Maumee, Ohio; and Sky Trust, National Association, Pepper Pike, Ohio. Sky has a number of other non-material financial services affiliates.

Pursuant to General Instruction C to Schedule 13D, the name, principal occupation and business address of each director and executive officer of Sky is listed on Schedule A and incorporated herein by reference. Each of the individuals referred to in this Item 2 (including, to Sky’s knowledge, those listed on Schedule A) are citizens of the United States.

To the best of Sky’s knowledge, JBT Investments, L.P. is a limited partnership for which Joseph W. Tosh II, a director of Sky listed in Schedule A, is a general partner. The limited partnership has one other general partner, namely Karen Tosh, who is the wife of Mr. Tosh and resides at the same address. JBT Investments, L.P. is organized under the laws of Pennsylvania. Its primary business is to make and manage investments. The address of its principal business office is 1700 River Road, Beaver, Pennsylvania, 15009.

Other than its executive officers and directors, to the best of Sky’s knowledge, there are no persons controlling or ultimately in control of Sky. However, Sky notes that Cincinnati Financial Corporation filed a Schedule 13G on February 11, 2004, disclosing its ownership of 5.1% of the common stock of Sky.

(d)-(e) During the last five years, none of the persons or entities referred to in this Item 2 (including, to Sky’s knowledge, the persons and entities listed on Schedule A and including, to Sky’s knowledge, JBT Investments, L.P.): (i) has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses), or (ii) was a party to a civil proceeding as a result of which he/she/it would be subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Sky is filing this statement on Schedule 13D as a result of entering into voting agreements, dated as of December 21, 2004 (the “Voting Agreements”), with 10 Belmont Bancorp shareholders (the “Supporters”), and not as a result of any acquisition of Common Shares by Sky or any of the persons or entities listed in Item 2 above or on Schedule A hereto. However, prior to entering the Voting Agreements, Sky owned 26,900 shares and Sky’s directors and officers beneficially owned 500 shares, a total of 27,400 Belmont Bancorp Common Shares. This ownership comprises approximately 0.25% of the issued and outstanding shares of Belmont Bancorp, an amount well below the five percent beneficial ownership threshold that would require reporting on Schedule 13D pursuant to Rule 13d-1(a). Information concerning the source and amount of funds or other consideration for these prior acquisitions of Belmont Bancorp Common Shares is not material. In the event the Merger (as defined below) is consummated, the Supporters will exchange their respective Belmont Bancorp Common Shares for Sky common shares and/or cash in accordance with the terms of the Merger Agreement, as further described in Item 4 below.

Item 4. Purpose of Transaction

(a)-(b) On December 21, 2004, Belmont Bancorp and Sky entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Belmont Bancorp will be merged with and into Sky (the “Merger”) with Sky continuing as the surviving corporation (the “Surviving Corporation”) and Belmont Bancorp will cease to have a separate legal existence. The Merger was approved by the Boards of Directors of each of Belmont Bancorp and Sky. The Merger Agreement provides that Belmont Bancorp shareholders will be entitled to make an election regarding the form of consideration they will receive in the exchange. Upon the effective time of the Merger (the “Effective Time”), Belmont Bancorp shareholders will receive, in exchange for each Belmont Bancorp Common Share held, either $6.15 in cash or 0.219 Sky common shares, or a combination thereof, subject to certain adjustments and to certain allocation and proration mechanisms as part of the election process. The Merger Agreement provides that, in the aggregate, seventy two and one half percent (72.5%) of outstanding Belmont Bancorp Common Shares will be exchanged for Sky common shares, and twenty seven and one half percent (27.5%) of Belmont Bancorp Common Shares will be exchanged for cash. To the extent that Sky common shares are received, the exchange is expected to qualify as a tax-free transaction to the Belmont Bancorp shareholders. The Merger is subject to various contingencies, including the approval of Belmont Bancorp’s shareholders and the receipt of certain regulatory approvals. Following the Merger, Belmont Bancorp’s wholly-owned subsidiary, Belmont National Bank, a federally-chartered bank headquartered in Wheeling, West Virginia, will merge with Sky’s commercial banking affiliate, Sky Bank, and Belmont National Bank will cease to have a separate legal existence.

Sky entered into the Voting Agreements with the Supporters to increase the likelihood that the approval of Belmont Bancorp’s shareholders required in connection with the Merger will be obtained. Pursuant to the terms of the Voting Agreements, the Supporters have agreed to vote their respective shares: (i) in favor of the Merger and the Merger Agreement and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between Belmont Bancorp and any person or entity other than Sky, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Belmont Bancorp under the Merger Agreement or that would result in any of the conditions to the obligations of Belmont Bancorp under the Merger Agreement not being fulfilled. The Voting Agreements and obligations of the Supporters under the Voting Agreements terminate contemporaneously with the termination of the Merger Agreement.

The descriptions of the Merger Agreement and the Voting Agreements contained herein are qualified in their entirety by reference to the full text of: (i) the Merger Agreement filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference, (ii) the form of Voting Agreement filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference; and (iii) the Schedule of Belmont Bancorp Shareholders with Voting Agreements with Sky filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

(c) Not applicable.

(d) If the Merger is consummated, Belmont Bancorp will cease to have a separate legal existence and the Surviving Corporation’s Board of Directors shall consist of the Board of Directors of Sky immediately prior to the Effective Time.

(e) Other than as a result of the Merger described in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Articles of Incorporation and the Code of Regulations of Sky immediately prior to the Effective Time shall be the Articles of Incorporation and Code of Regulations of the Surviving Corporation.

(h)–(i) Upon consummation of the Merger, Belmont Bancorp’s Common Shares will be delisted from the NASDAQ Small Cap Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than described above, Sky has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) Sky’s responses with respect to Rows 11, 12 and 13 of the cover pages to this Statement that relate to the aggregate amount and percentage of Belmont Bancorp Common Shares beneficially owned by Sky (including ownership of its directors and executive officers) are incorporated herein by reference. Sky’s responses with respect to Rows 7, 8, 9 and 10 of the cover pages of this Statement that relate to the amount of Belmont Bancorp Common Shares as to which Sky (including its directors and executive officers) has: (i) sole voting power, (ii) shared voting power, (iii) sole dispositive power, and (iv) shared dispositive power are incorporated herein by reference. Excluding the Voting Agreements entered on December 21, 2004, to the best of Sky’s knowledge, Sky and its directors and executive officers beneficially own a total of 27,400 Belmont Bancorp Common Shares, and possess the right to vote and the right to dispose of such shares. Specifically, such shares beneficially owned by Sky and its related persons are as follows:

Name of Owner	Belmont Bancorp Common Shares
Sky Financial Group, Inc.	26,900
JBT Investments, L.P.	500

Total:	27,400

JBT Investments, L.P. is a limited family partnership controlled by Joseph W. Tosh II, a director of Sky. Sky and its directors and executive officers have no independent right to vote or dispose of the 1,850,014 Belmont Bancorp Common Shares subject to the Voting Agreements, and expressly disclaim beneficial ownership of such shares.

(c) Other than the transactions described in Item 4 above, neither Sky nor, to Sky’s knowledge, any director or executive officer has effected any transaction in Belmont Bancorp Common Shares during the past 60 days. To Sky’s knowledge, JBT Investments, L.P. has not effected any transaction in Belmont Bancorp Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated in this Item 6 by reference. Other than the Merger Agreement and the Voting Agreements (and the transactions contemplated by either of them), there are no contracts, arrangements, understandings or relationships between Sky (including its directors and executive officers) and any other entity or person with respect to the Belmont Bancorp Common Shares.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger between Sky Financial Group, Inc. and Belmont Bancorp. dated December 21, 2004 (incorporated by reference to Exhibit 99.2 of the Form 8-K of Sky Financial Group, Inc. for the event of December 21, 2004 filed as of December 22, 2004).

Exhibit 99.2	Form of Voting Agreement by and between Sky Financial Group, Inc. and dated December 21, 2004.

Exhibit 99.3	Schedule of Belmont Bancorp. Shareholders with Voting Agreements with Sky Financial Group, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2005	SKY FINANCIAL GROUP, INC.

	By:	/s/ C. J. Keller Smith
	Name:	C. J. Keller Smith
	Title:	Associate Counsel

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
99.1	Agreement and Plan of Merger by and between Sky Financial Group, Inc. and Belmont Bancorp. dated as of December 21, 2004 (incorporated by reference to Exhibit 99.2 of the Form 8-K of Sky Financial Group, Inc. for the event of December 21, 2004 filed as of December 22, 2004).

99.2	Form of Voting Agreement by and between Sky Financial Group, Inc. and dated as of December 21, 2004.

99.3	Schedule of Belmont Bancorp. Shareholders with Voting Agreements with Sky Financial Group, Inc.

Schedule A

1.	Sky Financial Group, Inc.

A.	Directors:

Name	Address	Principal Occupation
Marty E. Adams	221 South Church Street Bowling Green, Ohio 43402	Chairman, President and CEO, Sky Financial Group, Inc.

George N. Chandler II	24700 Community Drive Beachwood, Ohio 44122	Retired

Robert C. Duvall	613 North Point Drive Holmes Beach, Florida 34217	Retired

Dr. Marylouise Fennell	Higher Education Services 606 Bigelow Street Pittsburgh, Pennsylvania 15207-1206	Consultant/Partner, Higher Education Services Corporation, Pittsburgh, PA, a company that provides financial aid for higher education; and Senior Counsel, The Council Of Independent Colleges, Washington, D.C., an association of independent colleges and universities that provides certain assistance to its members

D. James Hilliker	Better Food Systems, Inc. 101 W. Columbus Ave. Bellefontaine, Ohio 43311	Vice President, Better Food Systems, Inc., a company that owns and operates Wendy’s restaurant franchises

Fred H. Johnson III	Summitcrest, Inc. 31842 Acker Road, Box 5 Summitville, Ohio 43962	President and CEO, Summitcrest, Inc., a company that operates Angus cattle farms

Jonathan A. Levy	Redstone Construction, Inc. 5050 Belmont Youngstown, Ohio 44505	Partner, Redstone Investments, a real estate development, acquisition and management firm

Gerard P. Mastroianni	Alliance Ventures 1844 West State Street, Suite B Alliance, Ohio 44601	President, Alliance Ventures, a real estate holding company

James C. McBane	McBane Insurance Agency, Inc. 262 Second Street, School St. - Box 340 Bergholz, Ohio 43908	Principal, McBane Insurance Agency, Inc.

Thomas J. O’Shane	9683 Sloane Street Orlando, Florida 32827	Retired

Edward J. Reiter	221 South Church Street Bowling Green, Ohio 43402	Senior Chairman, Sky Financial Group, Inc.

Gregory L. Ridler	17 Port Tack Hilton Head Island, South Carolina 29928	Chairman, Mahoning Valley Region, Sky Bank

A-1

Name	Address	Principal Occupation
Emerson J. Ross, Jr.	3825 Hillandale Road East Toledo, Ohio 43606	Retired

C. Gregory Spangler	Spangler Candy Company 400 North Portland, P.O. Box 71 Bryan, Ohio 43506-0071	Chairman, Spangler Candy Company, a manufacturer of candy products

Joseph W. Tosh II	1700 River Road Beaver, Pennsylvania 15009	Retired

Raymond John Wean III	280 Millview Drive #4 Pittsburgh, Pennsylvania 15238	Co-owner and President, Specialties la Cote Basque, a wholesale French bread bakery

B.	Executive Officers:

(Note: the business address of each officer is 221 South Church Street, Bowling Green, Ohio 43402)

Name	Principal Occupation
Marty E. Adams	Chairman, President and Chief Executive Officer, Sky Financial Group, Inc.

Perry C. Atwood	Senior Vice President/Corporate Director of Sales, Sky Financial Group, Inc.

Phillip C. Clinard	Senior Vice President/Director of Change Management, Sky Financial Group, Inc.

John F. Craven	Executive Vice President & Chief Operations Officer/Sky Bank Tech Division, and member of Executive Committee of Sky Financial Group, Inc.

Richard R. Hollington III	Regional President/Greater Cleveland Region of Sky Bank, and member of Executive Committee of Sky Financial Group, Inc.

Frank J. Koch	Executive Vice President/Chief Credit Officer, Sky Financial Group, Inc.

Robert E. Morrison	President and Chief Executive Officer of Sky Trust, National Association, and member of Executive Committee of Sky Financial Group, Inc.

Thomas A. Sciorilli	Senior Vice President/Chief Human Resources Officer, Sky Financial Group, Inc.

Curtis E. Shepherd	Senior Vice President/Director of Marketing, Sky Financial Group, Inc.

W. Granger Souder, Jr.	Executive Vice President, General Counsel and Secretary, Sky Financial Group, Inc.

Les Starr	Executive Vice President/Operations & Technology, Sky Financial Group, Inc.

Kevin T. Thompson	Executive Vice President and Chief Financial Officer, Sky Financial Group, Inc.

Christopher L. Whitford	Executive Vice President & Chief Technology Officer/Sky Bank Tech Division, and member of Executive Committee of Sky Financial Group, Inc.

A-2